July 9, 2009

Scott M. Anderegg
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2009
File No. 1-33564
Form 10-K for Fiscal Year Ended December 31, 2008, as amended
Filed March 31, 2009
File No. 1-33564

Dear Mr. Anderegg:

In response to the July 2, 2009 comments raised by the Staff of the Securities and Exchange Commission concerning MMC Energy, Inc.’s (the “Company”) above referenced Preliminary Proxy Statement on Schedule 14A and the Company’s above referenced Annual Report on Form 10-K for fiscal year ended December 31, 2008, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MMC Energy, Inc.

/s/ Denis Gagnon
Denis Gagnon
Chief Financial Officer